SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 20, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated April 20, 2005, regarding Ericsson stating its views on prosecution

Press Release April 20, 2005

Ericsson states its views on prosecution

Swedish public prosecutors today laid charges against present and former employees of Ericsson for evasion of tax control. Ericsson believes that none of its employees are guilty of the offence. Ericsson presents its views on the prosecution in a document available on the web in Swedish and English at Ericsson’s home page.

Carl-Henric Svanberg, President and Chief Executive Officer, says in the document: “The fact that charges have been laid is not in itself a reason to reassess the confidence we have in those accused individuals who remain employees of Ericsson.”

Ericsson has published the document since it feels a general obligation, particularly to its employees and business partners, to clarify some facts and present its view of what has happened.

The prosecution concerns technical accountancy issues related to Ericsson’s since-abandoned system for payments to commercial agents. The public prosecutor takes the view that the system was designed to evade tax control. Ericsson explains in its document why the system was introduced and later abandoned. The company agrees that the system led to misunderstandings with the authorities and therefore was flawed. However, it is clear that there was never any intent to evade tax control or taxes in either the introduction or operation of the system.

The document also comments on some remarkable circumstances that have arisen during the investigation. Some of these have been directed against Ericsson and may also have caused direct economic damage. In addition, they may have negatively affected the overall image of Ericsson.

During the investigation, it was revealed that several seized documents were falsified and that someone in this way had attempted to hide the facts. Ericsson has, related to the investigation, filed a criminal complaint in Switzerland against a former employee for misappropriation of funds, with an alternative charge of embezzlement.

The Ericsson document is available in Swedish at http://www.ericsson.com/news/doc/prosecution_sv.pdf and English at http://www.ericsson.com/news/doc/prosecution_en.pdf.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Pia Gideon, Vice President, Market & External Relations

Group Function Communications

Phone: +46 705 198 903

E-post: press.relations@ericsson.com

Åse Lindskog, Head of Media Relations

Group Function Communications

Phone: +46 70 24 48 72

E-post: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 20, 2005